Mail Stop 4561

November 21, 2006

Dean Goodermote, Chief Executive Officer
Double-Take Software, Inc.
257 Turnpike Road, Suite 210
Southborough, MA 01772

> **RE:** **Double-Take Software, Inc.**
> **Registration Statement on Form S-1/A**
> **File No. 333-136499**
> **Date Filed: November 7, 2006**

Dear Mr. Goodermote:

We have reviewed your amended filing and have the following comment. Where indicated, we think you should revise your document in response to this comment.

Aggregated Option Exercises in the Last Fiscal Year and Fiscal Year-End Option Values, page 68

1. We note your revisions in response to comment 8 of our letter dated October 26, 2006. Since investors will be purchasing at an initial public offering price of $9 - $11, we emphasize that an option value presentation that uses the mid-point of the offering price range might provide investors with more meaningful disclosure of the actual value of management's options and the effect that the offering will have. If you choose to retain the current disclosure, please expand the discussion of the nature of the internal valuation methods used by management in determining the $1.52 share price in 2005 and the $1.96 share price as of December 31, 2005, which, we note, was reassessed at June 30, 2006, and valued at $7.06. Your analysis for the 2005 determinations should specifically include a discussion of how the five bullet points on pages 43 and 44 factored into management's determination. General disclosure that management considered the rights of preferred stockholders or your financial and operating performance in 2005 does not provide sufficient insight into management's stock value determinations for the relevant time periods. We would expect an analysis of how

the persons conducting the internal valuation employed methodologies similar to those considered by the valuation specialist, *e.g.*, a discounted cash flow analysis. In your response letter, explain why the value of your stock at June 30, 2006, increased more than 350% as compared to the valuation at December 31, 2005

*   *   *   *

As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Chris White at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397 or me at (202) 551-3462. If you need further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc.   Michael J. Silver, Esq.
        by facsimile at (410) 539-6981